Exhibit 99

CERTAIN BUSINESS RISKS AND UNCERTAINTIES

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also affect our business. If any of the risks described below actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

Our operating results and margins may fluctuate significantly.

Although we experienced significant revenue and earnings growth in past years, we may not be able to sustain such growth or maintain our margins, and we may experience significant fluctuations in our revenue, earnings and margins in the future. For example, historically, the prices of our LEDs have declined based on market trends. We have attempted to maintain our margins by constantly developing improved or new products, which command higher prices or lower the cost of LEDs. If we are unable to do so, our margins will decline. Our operating results and margins may vary significantly in the future due to many factors, including the following:

—  our ability to develop, manufacture and deliver products in a timely and cost-effective manner;

—  variations in the amount of usable product produced during manufacturing (our “yield”);

—  our ability to improve yields and reduce costs in order to allow lower product pricing without margin reductions;

—  our ability to ramp up production for our new LED products;

—  our ability to produce higher brightness and more efficient LED products that satisfy customer design requirements;

—  our ability to develop new products that have specifications which meet the evolving needs of our customers, including smaller and thinner chips with lower forward voltage;

—  our ability to complete customer product qualifications for our LDMOS 8 products and ramp up production of those products;

—  changes in demand for our products and our customers’ products;

—  changes in the competitive landscape, such as high volume and low pricing from Asian competitors;

—  declining average sales prices for our products;

—  changes in the mix of products we sell;

—  changes in manufacturing capacity and variations in the utilization of that capacity; and

—  damage to our manufacturing facility resulting from fire, flood, or otherwise as we only have one site for SiC production.

These or other factors could adversely affect our future operating results and margins. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price may decline.

If we experience poor production yields, our margins could decline and our operating results may suffer.

Our SiC material products and our LED, power and RF device products are manufactured using technologies that are highly complex. We manufacture our SiC wafer products from bulk SiC crystals, and we use these SiC wafers to manufacture our LED products and our SiC-based RF and power semiconductors. Our Cree Microwave subsidiary manufactures its RF semiconductors on silicon wafers purchased from others. During our manufacturing process, each wafer is processed to contain numerous “die,” which are the individual semiconductor devices, and the RF power devices are further processed by incorporating them into a package for sale as a packaged component. The number of usable crystals, wafers, die and packaged components that result from our production processes can fluctuate as a result of many factors, including but not limited to the following:

—  impurities in the materials used;

—  contamination of the manufacturing environment;

—  equipment failure, power outages or variations in the manufacturing process;

—  losses from broken wafers or human errors; and

—  defects in packaging.

We refer to the proportion of usable product produced at each manufacturing step relative to the gross number that could be constructed from the materials used as our manufacturing “yield.” Since many of our manufacturing costs are fixed, if our yields decrease, our margins could decline and our operating results would be adversely affected. In the past, we have experienced difficulties in achieving acceptable yields on new products, which has adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In some instances, we may offer products for future delivery at prices based on planned yield improvements. Reduced yields or failure to achieve planned yield improvements could significantly affect our future margins and operating results.

Our business and our ability to produce our products may be impaired by claims we infringe intellectual property of others.

Vigorous protection and pursuit of intellectual property rights characterize the semiconductor industry. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to:

—  pay substantial damages;

—  indemnify our customers;

—  stop the manufacture, use and sale of products found to be infringing;

—  discontinue the use of processes found to be infringing;

—  expend significant resources to develop non-infringing products and processes; and/or

—  obtain a license to use third party technology.

Where we consider it necessary or desirable, we may seek licenses under patents or other intellectual property rights. However, we cannot be certain that licenses will be available or that we would find the terms of licenses offered acceptable or commercially reasonable. Failure to obtain a necessary license could cause us to incur substantial liabilities and costs and to suspend the manufacture of products. In addition, if adverse results in litigation made it necessary for us to seek a license or to develop non-infringing products or processes, there is no assurance we would be successful in developing such products or processes or in negotiating licenses upon reasonable terms or at all. Our results of operations, financial condition and business could be harmed if such problems were not resolved in a timely manner.

Our distributor in Japan is presently a party to patent litigation in Japan brought by Nichia, in which the plaintiff claims that certain of our LED products infringe Japanese patents it owns. The complaints in the proceedings seek injunctive relief that would prohibit our distributor from further sales of these products in Japan. The district court ruled in our favor in both lawsuits, but Nichia has appealed these rulings. An adverse result in either of these cases would impair our ability to sell the particular LED products at issue in Japan and could cause customers not to purchase other LED products from us in Japan and elsewhere. Subject to contractual limitations, we have an obligation to defend and indemnify our distributor for patent infringement claims.

We have also initiated patent infringement litigation in the United States District Court for the Eastern District of North Carolina against Nichia and one of its subsidiaries, asserting patent infringement with respect to certain Nichia nitride-based semiconductor products, including laser diode products. Nichia has responded with counterclaims alleging, among other things, patent infringement claims against us based on four U.S. patents directed to nitride semiconductor technology. In addition, Nichia alleges trade secret misappropriation and related claims against Cree Lighting and a former Nichia researcher who is now employed by Cree Lighting on a part-time basis and Cree. The court has directed that the claims against Cree Lighting be transferred to the United States District Court for the Central District of California. The court has granted our motion for summary judgment in which we requested dismissal of Nichia’s trade secret and related claims against Cree. An adverse result under Nichia’s patent infringement counterclaims, which remain in the case, may impair our ability to sell our LED and laser diode products and could include a substantial damage award against us.

We also have been named as a defendant to a counterclaim of Nichia in a lawsuit pending in the U.S. District Court for the Eastern District of Pennsylvania. The complaint in the underlying action, which was brought by Rohm Co., Ltd., or Rohm, against Nichia Corporation and Nichia America Corporation, alleges that Nichia is infringing certain U.S. patents owned by Rohm. Nichia’s counterclaim alleges that Rohm and we violated antitrust laws by conspiring to exclude Nichia from the U.S. market for high brightness LEDs. The counterclaim seeks actual and treble damages, attorneys’ fees and court costs. We have moved to dismiss the counterclaim for lack of personal jurisdiction.

Our Cree Lighting subsidiary has also initiated litigation, now pending in the United States District Court for the Eastern District of North Carolina against Nichia and one of its subsidiaries asserting patent infringement with respect to gallium nitride-based semiconductor technology useful in manufacturing certain LEDs and laser diode devices. The lawsuit seeks damages and an injunction against infringement.

We believe the claims asserted against our products in the Japanese cases and the claims asserted against us in the U.S. cases are without merit, and we intend to vigorously defend against the charges. However, we cannot be certain that we will be successful, and litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Litigation costs to date in these cases have been substantial, and variability in these costs could adversely affect our financial results. If any of these cases were decided against us, the result would have a material adverse effect on our operations and financial condition.

There are limitations on our ability to protect our intellectual property.

Our intellectual property position is based in part on patents owned by us and patents exclusively licensed to us by North Carolina State University, Boston University and others. The licensed patents include patents relating to the SiC crystal growth process that is central to our SiC materials and device business. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities. However, we cannot be sure that patents will be issued on such applications or that our existing or future patents will not be successfully contested by third parties. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. We cannot be sure that these efforts will be successful or that the confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights, but there is no assurance that we will be successful in any such litigation. Moreover, litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations.

If we are unable to produce adequate quantities of our mid-brightness and XBright™ LED products and improve our yields, our operating results may suffer.

We believe that achieving higher volume production and lower production costs for our mid-brightness and XBright™ LED products will be important to our future operating results. We must reduce costs of these products to avoid margin reductions from the lower selling prices we may offer due to our competitive environment and/or to satisfy prior contractual commitments. Achieving greater volumes and lower costs requires improved production yields for these products. We recently began to manufacture our improved XBright™ LED product in volume. We may encounter manufacturing difficulties as we ramp up our capacity to make these products. Our short-term demand for mid-brightness products currently exceeds our near term manufacturing capacity for those products. Our failure to produce adequate quantities and improve the yields of any of these products could have a material adverse effect on our business, results of operations and financial condition. In addition, our customers may encounter difficulties with their manufacturing processes using our XBright™ devices, which could increase product returns and impact customer demand, each of which would have a material adverse effect on our business, results of operations and financial condition.

Our operating results are substantially dependent on the development of new products based on our core SiC technology.

Our future success will depend on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner, and we must secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include larger high quality substrates and epitaxy, high power RF and microwave devices, power devices, blue laser diodes and higher brightness LED products. The successful development and introduction of these products depends on a number of factors, including the following:

—  achievement of technology breakthroughs required to make commercially viable devices;

—  the accuracy of our predictions of market requirements and evolving standards;

—  acceptance of our new product designs;

—  the availability of qualified development personnel;

—  our timely completion of product designs and development;

—  our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales;

—  our customers’ ability to develop applications incorporating our products; and

—  acceptance of our customers’ products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-efficient manner.

We face risks of reduced revenue under our contract with Spectrian if we cannot complete product qualification on a timely basis or ramp up production of our LDMOS 8 products.

Revenues of our Cree Microwave segment are dependent on our amended Supply Agreement with Spectrian. If we are unable to complete the full product qualification process and ramp up production of our LDMOS 8 products adequately, Spectrian may reduce the amount it purchases under the agreement, subject to the satisfaction of certain conditions. We have given Spectrian notice of a dispute under the amended Supply Agreement, and we are working with Spectrian to resolve it. Our results of operations could be adversely affected by further delays in qualifying our LDMOS 8 products. In addition, if we are unable to supply other products that meet or exceed the specifications of certain competitive parts designated by Spectrian, Spectrian may purchase those products from other vendors. In that case, the purchased quantities will be deducted from the minimum quantities required to be purchased from us under the Supply Agreement. The resulting reduction in revenue could have an adverse effect on our results of operations.

We depend on a few large customers.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, for fiscal 2002 our top five customers (excluding government contracts and including Sumitomo, which represents several Japanese customers) accounted for 64% of our total revenue. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them. The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may limit or stop purchasing our products and our operating results will suffer. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

When customers provide only limited advance notice of firm orders, our business and results of operations may be adversely affected by changes in customer demand.

We sell to one of our largest LED customers based on a rolling forecast of which only a limited period reflects firm orders. Any change in this customer’s demand or forecast could have a material adverse impact on our business as the timing and quantities of our production may not match demand or our overall demand may decline. For example, we may be left with additional inventory on hand or we may not have sufficient capacity to satisfy all of our contractual commitments, which could have adverse consequences under our existing contracts.

The markets in which we operate are highly competitive.

The markets for our LED, laser, RF and microwave, and power semiconductor products are highly competitive. New firms have begun offering UV, blue and green LEDs. In the RF power semiconductor field, the products manufactured by Cree Microwave compete with products offered by substantially larger competitors which have dominated the market to date based on product quality and pricing. The market for SiC wafers is also becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so. We also expect significant competition for products we are currently developing, such as those for use in microwave communications and power switching.

We expect competition to increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Or competitors could invent disruptive technology that may make our products obsolete. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

We face significant challenges managing our growth.

We have experienced a period of significant growth that has challenged our management and other resources. We have grown from 248 employees on June 28, 1998 to 893 employees on June 30, 2002 and from revenues of $44.0 million for the fiscal year ended June 28, 1998 to $155.4 million for the fiscal year ended June 30, 2002. To manage our growth effectively, we must continue to:

—  implement and improve operating systems, which are effective and efficient;

—  maintain adequate manufacturing facilities and equipment to meet customer demand;

—  improve the skills and capabilities of our current management team;

—  add experienced senior level managers; and

—  attract and retain qualified people with experience in engineering, design and technical marketing support.

We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business operating results and financial condition could be adversely affected.

Performance of our investments in other companies could negatively affect our financial condition.

From time to time, we have made investments in public and private companies that engage in complementary businesses. Should the value of these investments decline, the related write-down in value could have a material adverse effect on our financial condition as reflected in our balance sheets. In addition, if the decline in value is determined to be “other than temporary”, the related write-down could have a material adverse effect on our reported net income. For example, in the fourth quarter of fiscal 2002 we recorded a non-operating charge of $30.1 million (pre-tax) relating to the declines in the value of equity investments determined to be “other than temporary” as a result of continued depressed market conditions. It is possible that we may have to write these investments down again if market conditions remain unchanged or worsen. Each of these investments is subject to the risks inherent in the business of the company in which we have invested and to trends affecting the equity markets as a whole. Our private company investments are subject to additional risks relating to the limitations on transferability of our interests due to the lack of a public market and to other transfer restrictions. Our public company investments are subject to market risks and also can be subject to contractual limitations on transferability. As a result, we may not be able to reduce the size of our positions or liquidate our investments when we deem appropriate to limit our downside risk.

Our operating results could be adversely affected if we encounter difficulty transitioning production to a larger wafer size.

We are in the process of gradually shifting production of some products from two-inch wafers, to two and one quarter and three-inch wafers. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the two and one quarter and three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

We rely on a few key suppliers.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. If we were to lose such key suppliers, our manufacturing operations could be interrupted or hampered significantly.

If government agencies or other customers discontinue or curtail their funding for our research and development programs our business may suffer.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. Government contracts are subject to the risk that the government agency may not appropriate and allocate all funding contemplated by the contract. In addition, our government contracts generally permit the contracting authority to terminate the contracts for the convenience of the government, and the full value of the contracts would not be realized if they are prematurely terminated. If government and customer funding is discontinued or reduced, our ability to develop or enhance products could be limited, and our business, results of operations and financial condition could be adversely affected.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases our products may contain undetected defects or flaws that only become evident after shipment. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

—  lose revenue;

—  incur increased costs, such as warranty expense and costs associated with customer support;

—  experience delays, cancellations or rescheduling of orders for our products;

—  experience increased product returns;

—  write-down existing inventory; or

—  experience product returns.

We are subject to risks from international sales.

Sales to customers located outside the U.S. accounted for about 65%, 69% and 69% of our revenue in fiscal 2002, 2001 and 2000, respectively. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trading restrictions, tariffs, trade barriers and taxes. Also, U.S. Government export controls could restrict or prohibit the exportation of products with defense applications. Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, if we experience substantial changes in the U.S. dollar currency exchange as compared to the Japanese yen, our sales opportunities may be reduced as our primary competitors may offer more favorable pricing. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

If we fail to integrate acquisitions successfully, our business will be harmed.

We completed two strategic acquisitions during calendar year 2000. We will continue to evaluate strategic opportunities available to us, and we may pursue other product, technology or business acquisitions. Such acquisitions can present many types of risks, including the following:

—  we may fail to successfully integrate the operations and personnel of newly acquired companies with our existing business;

—  we may experience difficulties integrating our financial and operating systems;

—  our ongoing business may be disrupted or receive insufficient management attention;

—  we may not cost-effectively and rapidly incorporate acquired technology;

—  we may not be able to recognize cost savings or other financial benefits we anticipated;

—  acquired businesses may fail to meet our performance expectations;

—  we may lose key employees of acquired businesses;

—  we may not be able to retain the existing customers of newly acquired operations;

—  our corporate culture may clash with that of the acquired businesses; and

—  we may incur undiscovered liabilities associated with acquired businesses that are not covered by indemnification we may obtain from the seller.

We may not successfully address these risks or other problems that arise from our recent or future acquisitions. In addition, in connection with future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing shareholders, we may incur debt and we may be required to amortize expenses related to intangible assets that may negatively affect our results or operations.

We depend on design trends in mobile phones to drive a large percentage of LED demand.

Our results of operations could be adversely affected by reduced customer demand for LED products for use in wireless handsets. We derive a significant portion of our LED product revenue from sales to customers who use our LED products in wireless handsets, and customer demand is dependent upon trends in the wireless market. Our ability to maintain or increase our LED product revenue depends on the number of models into which customers design our products. Also, design cycles in the handset industry are short, and demand is volatile, which makes production planning difficult to forecast.